SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
CNPJ/MF: 02.558.115/0001 -21
NIRE: 33.300.276.963

MINUTES OF THE BOARD OF DIRETORS’ MEETING
HELD ON JULY 21st, 2006

DATE, TIME AND PLACE: July 21st, 2006, at 3:30 p.m., in the City of Milan, Italy.

ATTENDANCE: Mr. Giorgio della Seta Ferrari Corbelli Greco, and by conference call, Mr. Franco Bertone, representing the majority of the members of the Board of Directors of the Company. Also attended the meeting, by conference call, Messrs. Mario Cesar Pereira de Araujo (Chief Executive Officer), Stefano De Angelis (Chief Financial and Investors Relations Officer) and Fabiano Gallo (Secretary of the Board of Directors). It is registered in this minutes the justified absence of the director Mr. Isaac Selim Sutton due to a trip abroad.

BOARD: Mr. Giorgio della Seta Ferrari Corbelli Greco – Chairman; and Mr. Fabiano Gallo – Secretary.

AGENDA: To resolve about the following matters:

1) to examine and approve the Company’s Financial Statements dated June 30, 2006;

2) to elect the new Company’s General Officer;

3) other matters of the Company’s interest.

RESOLUTIONS: Upon review of the documents and discussions related to the matters contained in the Agenda, the members of the Board of Directors resolved, unanimously and unrestrictedly, to:

1) Approve the Company’s Financial Statements dated June 30, 2006, which have been subject to a limited review by the Company’s independent auditors. The Chairman requested to be registered in these minutes that the Company’s Statutory Fiscal Committee / Audit Committee have issued a favorable opinion with respect to such Financial Statements, as per its meeting held on July 19, 2006.

2) In view of the resignation of Mr. Nicola Schinaia as General Officer of the Company, which resignation is hereby consigned and will be effective upon the vesting into office of his substitute, elect Mr. FRANCESCO SAVERIO LOCATI, Italian, married, physicist, bearer of the Italian passport No. 708.463 -X, valid until May, 23 2007, resident in the City of Roma, Italy, at Via Tito Livio, 131, to assume the referred office. It is further registered in these minutes that the vesting into office of Mr. Francesco Saveiro Locati is conditioned to the obtainment of a permanent visa and other necessary authorizations to be issued by the competent Brazilian authorities.

The members of the Board expressed gratitude to Mr. Nicola Schinaia for the services rendered during the period he served as a Company’s Officer.

In view of and according to the resolution above, the Company’s Board of Executive Officers shall be composed by Mr. MARIO CESAR PEREIRA DE ARAUJO (Chief Executive Officer), Brazilian, married, engineer, bearer of the Identity Card RG No. 02.158.026 -1 IFP/RJ, enrolled with CPF/MF under No. 235.485.337 -87, domiciled at Avenida das Américas, 3434, block 1, Barra da Tijuca, in the City and State of Rio de Janeiro; Mr. FRANCESCO SAVERIO LOCATI (General Officer), Italian, married, physical, bearer of the Italian passport No. 708.463 -X, valid until May 23, 2007, resident in the City of Roma, Italy, at Via Tito Livio, 131; Mr. STEFANO DE ANGELIS (Chief Financial and Investors Relations Officer), Italian, married, economist, bearer of the Identity Card RNE No. V403998-0, enrolled with CPF/MF under No. 059.567.317 -10, domiciled at Avenida das Américas, 3434, block 1, Barra da Tijuca, in the City and State of Rio de Janeiro; Mr. CLÁUDIO ROBERTO DE ARGOLLO BASTOS (Supply Officer), Brazilian, married, chemical engineer, bearer of the Identity Card RG No. 07101376-7 IFP-RJ, enrolled with CPF/MF under No. 805.708.607 -68, domiciled at Avenida das Américas, 3434, block 1, Barra da Tijuca, in the City and State of Rio de Janeiro; Mr. ORLANDO LOPES JÚNIOR (Human Resources Officer), Brazilian, married, lawyer, enrolled with the OAB/SP under No. 60.037 and with the CPF/MF under No. 858.808.338 -87, domiciled at Avenida das Américas, 3434, block 1, Barra da Tijuca, in the City and State of Rio de Janeiro; and Mrs. LARA CRISTINA RIBEIRO PIAU MARQUES (General Counsel), Brazilian, married, lawyer, enrolled with the OAB/DF under No. 11.539 and with the CPF/MF under No. 554.012.011 -68, domiciled at Avenida das Américas, 3434, block 1, Barra da Tijuca, in the City and State of Rio de Janeiro, all with term of office until the first Company’s Board of Directors Meeting to be held after the Ordinary Shareholders’ Meeting of year 2008.

In accordance with the resolutions adopted by the Company’s Board of Directors at its meetings held on July 12th, 2005 and May 4th, 2006, it is also registered in these minutes that the authority limits of the Executive Officers are consolidated, as provided in the first paragraph of section 34 of the Company’s bylaws. Therefore, the Executive Officers, within their respective areas and always in compliance with the provisions of the bylaws, shall have the authority to, acting individually, carry out acts and sign documents on behalf of the Company as follows: (a) General Officer: up to a maximum of R$3,000,000.00 (three million reais) per operation or series of related operations; (b) Chief Financial and Investors Relations Officer: (i) for financial and treasury operations (including lending and borrowing, authorizing and making payments, transfers, investments and withdrawals of amounts, assignment and discount of securities) up to a maximum of R$30,000,000.00 (thirty million reais) per operation or series of related operations, and (ii) for all other operations, up to a maximum of R$3,000,000.00 (three million reais) per operation or series of related operations; (c) Supply Officer: up to a maximum of R$3,000,000.00 (three million reais) per operation or series of related operations; (d) Human Resources Officer: up to a maximum of R$ 1,000,000.00 (one million reais) per operation or series of related operations; (e) General Counsel: up to a maximum of R$ 100,000.00 (one hundred thousand reais) per operation or series of related operations. Pursuant to the Company’s bylaws, the Chief Executive Officer shall have authority to practice any and all act and sign any and all document on behalf of the Company, provided that the limits established by law and in connection with matters subject to the approval of the Board of Executive Officers, the Board of Directors and the Shareholders’ Meeting are observed The Executive Officers shall have authority to grant powers-of-attorney on behalf of the Company up to their respective authority limits set forth above.

Finally, it was also authorized the practice of all required acts for the election of Mr. Francesco Saverio Locati as General Officer of the Company’s subsidiaries (TIM Celular S.A. and TIM Nordeste S.A.), including the attendance and voting in the respective Shareholders’ Meetings to be held on July, 24th 2006.

3) No further matters were discussed by the Directors.

CLOSING: With no further issues to discuss, the meeting was closed and these minutes drawn up in summary form read, approved and signed by all attending Directors.

It is hereby certified that this is a true copy of the original minutes, which have been registered in the proper corporate book.

July 21st, 2006

Fabiano Gallo
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 24, 2006	By:	/s/ Stefano De Angelis
Name: Stefano De Angelis
Title: Chief Financial Officer